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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Central Sprinkler Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   155184 10 4
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                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP No.   155184 10 4
           ------------

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Stephen J. Meyer   ###-##-####
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
           N/A
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   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                             5      SOLE VOTING POWER

       NUMBER OF                    359,029(1)
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       None
       REPORTING             ---------------------------------------------------
        PERSON                7     SOLE DISPOSITIVE POWER
          WITH
                                    359,029(1)
                             ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    None
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           359,029(1)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.8%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!


(1) The amount shown includes(i) 231,875 shares of Common Stock that may be acquired under options of which 81,875 are currently exercisable, with the remaining 150,000 subject to the approval of the Central Sprinkler Corporation 1996 Equity Compensation Plan by the Issuer's shareholders and (ii) 3,916 shares of Common Stock that have been allocated to Mr. Meyer under the Issuer's Employee Stock Ownership Plan.
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Item 1.

         (a)      Name of Issuer:  Central Sprinkler Corporation (the
                                   "Company")

         (b)      Address of Issuer's Principal Executive Offices:
                                   451 North Cannon Avenue
                                   Lansdale, Pennsylvania  19446

Item 2.

         (a)      Name of Person Filing:  Stephen J. Meyer

         (b)      Address of Principal Business Office or, if none, Residence:
                                   451 North Cannon Avenue
                                   Lansdale, Pennsylvania  19446

         (c)      Citizenship: United States

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 155184 10 4

Item 3.           Not Applicable.

Item 4.           Ownership

         For information concerning the ownership of Common Stock of the Company by Mr. Meyer, please see Items 5 through 9 and 11 of the cover page to the
Schedule 13G and the footnote thereto.

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:   Dissolution of a group requires a response to this
               item.
               Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group
                  Not Applicable.

Item 9.           Notice of Dissolution of Group
                  Not Applicable.
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Item 10.          Certification
                  Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February  12, 1997
                                       -------------------------------------




                                       /s/ Stephen J. Meyer
                                       -------------------------------------
                                       Stephen J. Meyer